PRESS RELEASE

Wells Financial Corp.                         Contact:   Lonnie R. Trasamar
Wells Federal Bank                                       President and
53 First Street, S.W.                                    Chief Executive Officer
Wells, Minnesota 56097                                   (507) 553-3151

                                                         For Immediate Release
                                                         September 28, 2004

                              WELLS FINANCIAL CORP.
                        ANNOUNCES MODIFIED DUTCH AUCTION
              TO PURCHASE UP TO 150,000 SHARES OF OUTSTANDING STOCK

WELLS, MINNESOTA, September 28, 2004 - Wells Financial Corp. ("Wells") (Nasdaq National Market "WEFC") President and Chief Executive Officer, Lonnie R. Trasamar, today announced that Wells will repurchase up to 150,000 shares, or approximately 13%, of its 1,162,651 shares of common stock currently outstanding through a modified Dutch auction issuer tender offer.

The Board of Directors of Wells has selected a modified Dutch auction tender offer with the goals of deregistering Wells' common stock from the reporting obligations imposed on Wells under the Securities Exchange Act of 1934, as amended, and delisting such stock from the Nasdaq National Market. Under this format, shareholders will have the opportunity to sell part or all of their shares to Wells at the cash purchase price selected by the shareholder of not less than $29.50 per share nor greater than $31.50 per share. Upon expiration of the offer, Wells will select the lowest purchase price that will permit it to buy the desired number of shares. All shares purchased will be purchased at the same Wells-selected price, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the Wells-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Shareholders of record will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Wells. If, after the offer expires, the number of record holders of Wells common stock exceeds 300, then Wells intends to initiate a reverse stock split in a manner that will ensure that the number of record holders is reduced to below 300, making the Company eligible for deregistration under the Securities Exchange Act of 1934, as amended. If stockholders are cashed out as a result of a reverse stock split, they will receive the same price per share determined pursuant to the offer. Immediately following any reverse stock split, the Company may initiate a forward stock split in order to increase the number of issued and outstanding shares of our common stock to pre-reverse stock split levels, less any fractional shares that are cashed-out in the reverse stock split.

The offer is not conditioned on a minimum number of shares being tendered. Wells will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin September 28, 2004 and expire on October 29, 2004, unless extended. Shares tendered into the offer may be withdrawn at any time before the expiration date of the offer. On September 27, 2004, the closing sale price for the common stock as reported on the Nasdaq National Market was $28.75.

NEITHER WELLS FINANCIAL CORP. NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Wells common stock. The offer is made solely by the Offer to Purchase, dated September 28, 2004, and the related Letter of Transmittal. Each shareholder is urged to consult their tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing on or about September 28, 2004. You should read the Offer to Purchase and the Letter of Transmittal carefully because they contain important information. The documents will be available free of charge at the website of the United States Securities and Exchange Commission at www.sec.gov. The documents may also be obtained free of charge from Wells Financial Corp. (507) 553-3151 or from the information agent for the offer, D.F. King at (800) 368-5948.

Wells Financial Corp. is the holding company of Wells Federal Bank, a federally chartered savings bank headquartered in Wells, Minnesota. The Bank's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2004, Wells Financial Corp. had total assets and stockholders' equity of $223.4 million and $28.3 million, respectively.

The foregoing material may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Wells Financial Corp. does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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